                                                                      EXHIBIT II


Contact:  Andrew L. Fine
          Investor Relations
          (212) 953-1373

                                                           FOR IMMEDIATE RELEASE


                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                        FISCAL 2005 THIRD QUARTER RESULTS
        -- Company Halting Production in South African Textile Operations
                            Due to Ongoing Losses --

HONG KONG, February 15, 2005 -- Novel Denim Holdings Limited (Nasdaq SmallCap:
NVLD) today reported its financial results for the third quarter and nine months ended December 31, 2004 of its fiscal year ending March 31, 2005.


For the third quarter, net sales increased by 36.1% to $20.9 million, compared to $15.3 million for the same quarter last year. Net loss decreased to $6.0 million in the third quarter of fiscal 2005 compared to a net loss of $6.9 million in the same period last year. Net loss from discontinued operations decreased to $0.6 million from a net loss of $5.2 million in the same period last year. Included in discontinued operations are the Company's South African garment operations and all operations in Mauritius. Net loss from continuing operations increased to $5.3 million in the third quarter of fiscal 2005 compared to a net loss of $1.7 million in the same period last year. Diluted loss per share from continuing operations was $0.65, compared to diluted loss per share of $0.21 in the comparable quarter last year. Diluted loss per share was $0.74, compared to diluted loss per share of $0.86 in the comparable quarter last year.


"Our operating results during the last quarter reflect the significant ongoing production and competitive challenges faced in returning the Company to profitability," commented Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim. "During the past quarter we continued to work on disposing our remaining assets in Mauritius and garment assets in South Africa and further analyzed strategic alternatives for our South African textile business."

PRODUCTION HALTED IN SOUTH AFRICAN TEXTILE OPERATIONS
Given our inability to improve the results of our South African textile business to operate profitably, the Company decided to stop production and seek a sale of the business or its assets. "Unfortunately, due to the ongoing losses, we have no choice but to halt production in our South African Textile plants," commented Mr. Chao. As a result, the Company plans all production to halt by the middle of February and has taken a $3.7 million charge in the third quarter ended December 31, 2004 to write-down fabric inventories and provide for severance payments. Following this wind-down, the Company's sole operation will be NDP, its fabric and dyeing business, in Shenzen, China.


For the nine months ended December 31, 2004, net sales increased 48.5% to $56.4 million, compared to $38.0 million for the same period last year. Net loss for the nine month periods ending December 2004 and 2003 were both $8.1 million. Net loss from continuing operations increased to $8.7 million from a net loss of $2.8 million in the first nine months of fiscal 2004. Diluted loss per share from continuing operations was $1.08, compared to diluted loss per share of $0.35 in the comparable nine month period last year. Diluted loss per share were both $1.01 in each comparable period.


OUTLOOK AND SPECIAL MEETING OF SHAREHOLDERS
As previously announced the Company is focused on scaling down its operations and reducing costs where possible in order to become cash flow positive. In connection with this strategy, the Company will be holding a special meeting of shareholders on February 28, 2005 to vote on the previously announced going private transaction and expects to close the transaction immediately thereafter.


ABOUT NOVEL DENIM

Novel Denim is a flexible supplier of a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are currently located in Shenzen, China and Cape Town, South Africa. Novel Denim produces and/or finishes a diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not to, the overall level of consumer spending on apparel, the financial strength of the retail industry limited generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2004. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)

                              FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                       DECEMBER 31,                 DECEMBER 31,
                              --------------------------    -------------------------
                               RECLASSIFIED                 RECLASSIFIED
                                  2003           2004           2003           2004
                                  ----           ----           ----           ----
Net sales                       $ 15,342       $ 20,886       $ 37,954       $ 56,349
Cost of goods sold                11,943         21,090         30,786         54,111
                                  ------         ------         ------         ------
Gross profit/(loss)                3,399           (204)         7,168          2,238
Other revenues                      (105)           748          1,826          1,261
Selling, general &
administrative expenses            4,302          4,184         10,643          9,903
Other expenses                        --          1,144             --          1,144
                                  ------         ------         ------         ------
Operating loss                    (1,008)        (4,784)        (1,649)        (7,548)
Interest expense, net                413            233          1,150            873
                                  ------         ------         ------         ------
Loss before taxation              (1,421)        (5,017)        (2,799)        (8,421)
Tax                                  233            297             --            282
                                  ------         ------         ------         ------
Net loss from continuing
operations                        (1,654)        (5,314)        (2,799)        (8,703)
Net (loss)/income from
discontinued operations           (5,235)          (644)        (5,317)           599
                                  ------         ------         ------         ------
Net loss                        $ (6,889)      $ (5,958)      $ (8,116)      $ (8,104)
                                  ======         ======         ======         ======
Earnings per share
Basic
   Continuing operations        $  (0.21)      $  (0.65)      $  (0.35)      $  (1.08)
   Discontinued operations         (0.65)         (0.09)         (0.66)          0.07
                                  ------         ------         ------         ------
   Total                        $  (0.86)      $  (0.74)      $  (1.01)      $  (1.01)

Diluted
   Continuing operations        $  (0.21)      $  (0.65)      $  (0.35)      $  (1.08)
   Discontinued operations         (0.65)         (0.09)         (0.66)          0.07
                                  ------         ------         ------         ------
   Total                        $  (0.86)      $  (0.74)      $  (1.01)      $  (1.01)

Weighted average Ordinary
Shares outstanding
   Basic                           8,028          8,028          8,028          8,028
   Diluted                         8,028          8,028          8,028          8,028

                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                               (US$ in thousands)

                                                RECLASSIFIED        RECLASSIFIED
                                             DECEMBER 31, 2003    MARCH 31, 2004   DECEMBER 31, 2004
                                             -----------------    --------------   -----------------
ASSETS
Cash and cash equivalents                         $  5,764            $  3,333         $  6,703
Accounts receivable                                 12,310              10,096           12,502
Inventories                                         15,827              15,473           11,760
Other current assets                                 4,196               2,028            1,458
Assets of discontinued operations                   94,910              65,919            8,615
Deferred tax assets                                  1,100                 402              356
Fixed assets, net                                   34,585              22,361           20,325
                                                  --------            --------         --------
  Total assets                                    $168,692            $119,612         $ 61,719
                                                  ========            ========         ========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts         $ 38,139            $ 33,474         $ 14,684
Current portion of long-term borrowings              6,188               5,625            3,938
Other current liabilities                           16,275              13,892           15,501
Liabilities of discontinued operations              39,748              34,773            3,021
Other liabilities                                    8,495               6,994            7,844
Deferred tax liabilities                               689               1,234            1,234
                                                  --------            --------         --------
  Total liabilities                                109,534              95,992           46,222
Shareholders' equity                                59,158              23,620           15,497
                                                  --------            --------         --------
  Total liabilities & shareholders' equity        $168,692            $119,612         $ 61,719
                                                  ========            ========         ========

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